PETROSHARE CORP.

7200 S. Alton Way, Suite B-220

Centennial, Colorado 80112

November 29, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         H. Roger Schwall, Assistant Director

Anuja A. Majmudar, Attorney-Advisor

Re:                             PetroShare Corp.
Withdrawal of Registration Statement on Form S-1

(File No. 333-213113)

Dear Ms. Majmudar:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), PetroShare Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-213113), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 12, 2016, and subsequently amended on October 21, 2016, October 28, 2016, October 31, 2016, and November 9, 2016. The Registration Statement was not declared effective by the Commission under the Securities Act.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c) of the Securities Act, the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, in reliance on Rule 155(c) promulgated under the Securities Act, undertake a subsequent private offering.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at PetroShare Corp., 7200 S. Alton Way, Suite B-220, Centennial, Colorado 80112, facsimile number (303) 770-6885, with a copy to the Registrant’s counsel, Polsinelli PC, Attn: David J. Babiarz, 1515 Wynkoop Street, Suite 600, Denver, Colorado 80202, facsimile number (720) 228-2296.

If you should have any questions regarding this request, please do not hesitate to contact David J. Babiarz of Polsinelli PC at (303) 256-2749.

Very truly yours,

PetroShare Corp.

By:	/s/ Paul D. Maniscalco
Name:	Paul D. Maniscalco
Title:	Chief Financial Officer

cc:	David J. Babiarz, Esq., Polsinelli PC
Michael A. Hedge, Esq., K&L Gates LLP